Filed Pursuant to Rule 433

Registration Statement No. 333-226636

June 1, 2020

RALPH LAUREN CORPORATION

Pricing Term Sheet

June 1, 2020

Issuer:	Ralph Lauren Corporation

Title of Security:	1.700% Senior Notes due 2022	2.950% Senior Notes due 2030

Size:	$500,000,000	$750,000,000

Ranking:	Senior unsecured	Senior unsecured

Maturity:	June 15, 2022	June 15, 2030

Coupon:	1.700%	2.950%

Price to the public:	99.880%	98.995%

Gross Proceeds:	$499,400,000	$742,462,500

Net Proceeds (before expenses):	$498,150,000	$737,587,500

Yield to Maturity:	1.760%	3.067%

Spread to Benchmark Treasury:	+160 bps	+240 bps

Benchmark Treasury:	0.125% due May 31, 2022	0.625% due May 15, 2030

Benchmark Treasury Price and Yield:	99-29 3/4; 0.160%	99-19; 0.667%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020	June 15 and December 15, commencing December 15, 2020

Interest Record Dates:	June 1 and December 1	June 1 and December 1

Redemption Provisions:	Make-whole call at any time at a discount rate of Treasury plus 25 basis points; plus accrued and unpaid interest to, but not including, the redemption date	Make-whole call at any time prior to March 15, 2029 at a discount rate of Treasury plus 40 basis points; callable at 100% at any time on or after March 15, 2029 (three months prior to maturity); plus, in each case, accrued and unpaid interest to, but not including, the redemption date

Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs, subject to certain exceptions, each holder will have the right to require that the issuer purchase all or a portion of such holder’s Notes at a purchase price equal to 101% of the principal amount of such notes plus accrued and unpaid interest to, but excluding, the date of repurchase

Trade Date:	June 1, 2020

Settlement Date:	T+2; June 3, 2020

Security Type:	SEC-registered

CUSIP:	731572 AA1	731572 AB9

ISIN:	US731572AA14	US731572AB96

Ratings*:	A3 (Moody’s) /A- (S&P) (negative/negative watch)

Minimum Denomination	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Runners:	BofA Securities, Inc. J.P. Morgan Securities LLC Deutsche Bank Securities Inc. ING Financial Markets LLC SMBC Nikko Securities America, Inc.

Co-Managers:	HSBC Securities (USA) Inc. Goldman Sachs & Co. LLC

Use of Proceeds:	The net proceeds from this offering will be used for general corporate purposes, which may include the repayment of $475 million outstanding under our Global Credit Facility and the repayment of all $300 million aggregate principal amount outstanding of our existing 2.625% Senior Notes due August 18, 2020.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. at (800) 294-1322 or emailing at dg.prospectus_requests@bofa.com; calling J.P. Morgan Securities LLC collect at (212) 834-4533 or calling Deutsche Bank Securities Inc. at (800) 503-4611 or emailing at prospectus.CPDG@db.com.

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